SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15a-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated

May 23, 2016

Partner Communications Company Ltd.
(Translation of Registrant’s Name Into English)

8 Amal Street
Afeq Industrial Park
Rosh Ha’ayin 48103
Israel

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒    Form 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐    No ☒

(If “Yes” is marked, indicate below the file number assigned to the
registrant in connection with Rule 12g3-2(b): 82-               )

This Form 6-K is incorporated by reference into the Company’s Registration Statements on Form S-8 filed with the Securities and Exchange Commission on December 4, 2002 (Registration No. 333-101652), September 5, 2006 (Registration No. 333-137102) and on September 11, 2008 (Registration No. 333-153419)

Enclosure: Partner Communications reports first quarter 2016 results

PARTNER COMMUNICATIONS REPORTS
FIRST QUARTER 2016 RESULTS1

EBITDA IN THE FIRST QUARTER WAS NIS 222 MILLION

IN FEBRUARY 2016, THE COMPANY REBRANDED MOST OF ITS PRODUCTS AND
SERVICES UNDER THE "PARTNER" BRAND

THE POST-PAID CELLULAR SUBSCRIBER BASE INCREASED BY 18,000 AND THE
PRE-PAID SUBSCRIBER BASE DECLINED BY 44,000 IN THE FIRST QUARTER OF 2016

First quarter 2016 highlights (compared with first quarter 2015)

•	Total Revenues: NIS 977 million (US$ 259 million), a decrease of 7%

•	Service Revenues: NIS 710 million (US$ 189 million), a decrease of 6%

•	Equipment Revenues: NIS 267 million (US$ 71 million), a decrease of 9%

•	Operating Expenses (OPEX)2: NIS 612 million (US $ 163 million), an increase of 1%

•	Adjusted EBITDA3: NIS 222 million (US$ 59 million), a decrease of 2%

•	Adjusted EBITDA Margin: 23% of total revenues, compared with 22%

•	Profit for the period: NIS 14 million (US$ 4 million), a decrease of 44%

•	Net Debt4: NIS 2,079 million (US$ 552 million), a decrease of NIS 502 million

•	Free Cash Flow (before interest)5: NIS 114 million (US$ 30 million), an increase of NIS 93 million

•	Cellular ARPU: NIS 67 (US$ 18), a decrease of 3%

•	Cellular Subscriber Base: approximately 2.69 million at quarter-end, a decrease of 3%

Rosh Ha’ayin, Israel, May 23, 2016 – Partner Communications Company Ltd. (“Partner” or the “Company”) (NASDAQ and TASE: PTNR), a leading Israeli communications provider, announced today its results for the quarter ended March 31, 2016.

Commenting on the first quarter 2016 results, Mr. Isaac Benbenisti, CEO of Partner, noted:

“The first quarter of 2016 was marked by our decision to part with the orange brand and to launch the Partner brand. This decision was part of a strategic move to transform from a cellular focused company into a full communications group that offers both retail and business customers a variety of communication solutions in addition to cellular services. As part of the changes that the group is undergoing, we intend to unite the fixed line activities of the Partner Group under the Partner brand and, as a result, to cease using the 012 Smile brand in 2017. Over the coming weeks, we will begin to update our customers regarding the unifying of the Company’s operations under the Partner brand, a process which we will implement gradually and which is not expected to affect the plans and conditions our customers currently enjoy, but rather will offer additional options and other added value alternatives to our customers. The unification of the operations under the Partner brand is expected to streamline systems and improve the customer experience. The transition relates to the 012 Smile operations only and does not include the 012 Mobile cellular brand.

1 The quarterly financial results are unaudited.
2 Operating expenses include cost of service revenues, and selling, marketing & administrative expenses, and exclude depreciation and amortization and impairment charges.
3 For definition of Adjusted EBITDA measure, see “Use of Non-GAAP Financial Measures” below.
4 Total long term debt including current maturities less cash and cash equivalents.
5 Cash flows from operating activities before interest payments, net of cash flows used for investment activities.

The OpenSignal report, that was published this quarter, determined that Partner's cellular network is the fastest in Israel with the widest deployment and the Marketest report stated that Partner's customer service is the best among the cellular companies in Israel. The Company's infrastructures and customer service are assets that we work hard to maintain and strengthen.

Also during the first quarter, we signed a collective employment agreement with the employees' representatives and the Histadrut New General Labor Organization. The agreement balances between the desire to improve the welfare of the Company's employees and the challenges that the Company is facing.

At present, our main challenge is the lack of clarity regarding anticipated regulatory decisions. Only after there is regulatory certainty that creates equal enforcement on all players in the market will we be in a position to invest in an advanced technological infrastructure that may enable the citizens of Israel to enjoy advanced services similar to world trends. In addition, it is of vital importance that all the components of the wholesale reform in the fixed line market – broadband, fixed-telephony and the passive infrastructures – will be fully enforced, since partial regulation and problematic implementation of the reform are currently harming the Israeli consumer who continues to pay high prices for these services. The regulatory reality today reinforces the monopoly currently existing within the market, and prevents the establishment of a balanced competitive market which would allow healthy competition between the various communication groups.”

Mr. Ziv Leitman, Partner's Chief Financial Officer, commented on the first quarter results of 2016 as compared to the fourth quarter results of 2015:

“During the first quarter of 2016, the competition in the cellular market continued to erode service revenues. However, this was partially offset by an increase in revenues related to the network Right of Use Agreement with Hot Mobile ("ROU Agreement").

The churn rate for cellular subscribers stood at 11.2% in the first quarter of 2016 compared to 11.1% in the previous quarter and 12.7% in the first quarter of 2015. We continue to see an increase in Pre-Paid subscriber churn as this operation continues to be affected by the low Post-Paid prices as well as the continued aggressive competition in this sub-market. On the other hand, Post-Paid subscriber churn declined marginally compared to the fourth quarter of 2015.

Cellular ARPU in the first quarter of 2016 totaled NIS 67 (of which, the revenues from the ROU Agreement accounted for approximately NIS 6), unchanged from the fourth quarter of 2015. This reflected additional revenues related to the ROU Agreement which offset the continued decline in revenues resulting from price erosion for cellular services.

Starting from the second quarter of 2016, the ROU Agreement will no longer be in effect for future use by Hot Mobile of the network. It will be replaced with the mechanism to share capital expenditures and operating costs between Partner and Hot Mobile as well as with income related to the Network Sharing Agreement with Hot Mobile, in an amount of approximately NIS 8 million each quarter over approximately the next eight years (the shorter of the expected period of the arrangement or the expected life of the assets related to the Network Sharing Agreement).

Revenues and gross profit from equipment sales in the first quarter of 2016 decreased by NIS 24 million and NIS 5 million, respectively, compared to the previous quarter. The decreases were primarily due to a decline in the amount of sales, partially offset by the positive impact of a change in product mix towards sales with higher profit margins.

Operating expenses increased by NIS 4 million, primarily reflecting the impact of expenses related to the branding process. The increase in operating expenses was partially offset by decreases in doubtful accounts expenses and in inter-operator expenses in the fixed-line segment. Overall, operating expenses in the first quarter were lower than expected, due to lower marketing expenses related to the branding process, among other items.

Adjusted EBITDA in the first quarter of 2016 increased by NIS 5 million, or 2%, compared with the previous quarter. The increase mainly reflected the increase in other income with respect to the settlement agreement with Orange and revenues related to the ROU Agreement with Hot Mobile, which were partially offset by the decline in other cellular service revenues, the decline in gross profit from equipment sales and the increase in operating expenses.

Finance costs, net, totaled NIS 24 million in the reported quarter, a decrease of NIS 15 million compared to the previous quarter, mainly resulting from gains from foreign exchange movements in the quarter and lower early debt repayment costs.

Profit for the first quarter of 2016 totaled NIS 14 million compared with a loss of NIS 65 million in the fourth quarter of 2015. The increase largely reflected the impairment charge in the fixed line segment, which reduced profit in the fourth quarter by NIS 72 million, as well as the increase in Adjusted EBITDA and lower financial costs in the first quarter, which were partially offset by higher tax expenses.

Cash capital expenditures in fixed and intangible assets (CAPEX payments) in the first quarter of 2016 totaled NIS 47 million compared to NIS 55 million in the previous quarter, a decrease of 15%.

Free cash flow (before interest payments) in the reported quarter totaled NIS 114 million, compared with NIS 230 million in the previous quarter. The decline in free cash flow primarily reflected the payment received with respect to the settlement agreement with Orange in the fourth quarter of 2015 (NIS 206 million), partially offset by the change in operating working capital excluding the payment from Orange.

As of March 31, 2016, net debt amounted to approximately NIS 2.1 billion (total long term debt and current maturities less cash and cash equivalents of NIS 0.8 billion).

In March 2016, the Company repurchased part of its Series B and E Notes in the amount of approximately NIS 48 million and NIS 141 million, respectively, as part of its Notes buy-back plan announced in October 2015. In addition, in April 2016 the Company repurchased part of its Series C Notes in the amount of approximately NIS 62 million, this being the final purchase under the October 2015 buy-back plan.”

Key Financial Results6

NIS Million (except EPS)	Q1'16	Q1'15	% Change
Revenues	977	1,054	(7)%
Cost of revenues	797	869	(8)%
Gross profit	180	185	(3)%
Operating profit	54	56	(4)%
Profit for the period	14	25	(44)%
Earnings per share (basic, NIS)	0.09	0.16	(44)%
Free cash flow (before interest)	114	21	+443%

Key Operating Indicators

	Q1'16	Q1'15	Change
Adjusted EBITDA (NIS million)	222	227	(2)%
Adjusted EBITDA (as a % of total revenues)	23%	22%	+1
Cellular Subscribers (end of period, thousands)	2,692	2,774	(82)
Quarterly Cellular Churn Rate (%)	11.2%	12.7%	(1.5)
Monthly Average Revenue per Cellular User (ARPU) (NIS)	67	69	(2)

6 See also definitions in footnotes 2-5.

Partner Consolidated Results

	Cellular Segment			Fixed-Line Segment			Elimination		Consolidated
NIS Million	Q1'16	Q1'15	Change %	Q1'16	Q1'15	Change %	Q1'16	Q1'15	Q1'16	Q1'15	Change %
Total Revenues	787	856	(8)%	245	250	(2)%	(55)	(52)	977	1,054	(7)%
Service Revenues	543	579	(6)%	222	232	(4)%	(55)	(52)	710	759	(6)%
Equipment Revenues	244	277	(12)%	23	18	+28%	-	-	267	295	(9)%
Operating Profit	11	14	(21)%	43	42	+2%	-	-	54	56	(4)%
Adjusted EBITDA	142	148	(4)%	80	79	+1%	-	-	222	227	(2)%

Financial Review

In Q1 2016, total revenues were NIS 977 million (US$ 259 million), a decrease of 7% from NIS 1,054 million in Q1 2015.

Service revenues in Q1 2016 totaled NIS 710 million (US$ 189 million), a decrease of 6% from NIS 759 million in Q1 2015.

Service revenues for the cellular segment in Q1 2016 were NIS 543 million (US$ 144 million), a decrease of 6% from NIS 579 million in Q1 2015. The decrease was mainly the result of the continued price erosion of Post-Paid and Pre-Paid cellular services due to intense competition, partially offset by an increase in revenues from wholesale services that the Company provides to other operators hosted on the Company’s network, and in particular as a result of the ROU Agreement.

Service revenues for the fixed-line segment in Q1 2016 totaled NIS 222 million (US$ 59 million), a decrease of 4% from NIS 232 million in Q1 2015. The decrease mainly reflected lower revenues from international calls.

Equipment revenues in Q1 2016 totaled NIS 267 million (US$ 71 million), a decrease of 9% from NIS 295 million in Q1 2015. The decrease largely reflected a decline in the amounts of cellular and other devices sold offset by higher average price per device sold due to a change in product mix.

Gross profit from equipment sales in Q1 2016 was NIS 56 million (US$ 15 million), compared with NIS 59 million in Q1 2015, a decrease of 5%, largely reflecting the reduction in the amount of device sales.

Operating expenses (‘OPEX’, including cost of service revenues, selling, marketing and administrative expenses and excluding depreciation and amortization) totaled NIS 612 million (US$ 163 million) in Q1 2016, an increase of 1% or NIS 8 million from Q1 2015. The increase largely reflected expenses related to the branding process as well as an increase in expenses related to bad debts and doubtful accounts, partially offset by lower expenses to other communications providers, and lower salaries and related expenses. Operating expenses including depreciation and amortization expenses in Q1 2016 increased by 1% compared with Q1 2015.

In Q1 2016, the Company recorded income with respect to the settlement agreement with Orange in an amount of NIS 54 million (US$ 14 million). The income resulted from advance payments received from Orange during 2015 in a total amount of €90 million.  As set forth in the settlement agreement, the advance payments are to be recognized and reconciled evenly on a quarterly basis over a period until the second quarter of 2017, against contingent marketing, sales, customer services and other expenses to be incurred over this period.

Adjusted EBITDA in Q1 2016 totaled NIS 222 million (US$ 59 million), a decrease of 2% from NIS 227 million in Q1 2015.

Adjusted EBITDA for the cellular segment was NIS 142 million (US$ 38 million) in Q1 2016, a decrease of 4% from NIS 148 million in Q1 2015. The decrease principally reflected lower service revenues and the higher operating expenses, which were partially offset by the income with respect to the settlement agreement with Orange. As a percentage of total cellular revenues, Adjusted EBITDA for the cellular segment in Q1 2016 was 18%, compared with 17% in Q1 2015.

Adjusted EBITDA for the fixed-line segment was NIS 80 million (US$ 21 million) in Q1 2016, an increase of 1% from NIS 79 million in Q1 2015. The increase principally reflected lower operating expenses, partially offset by lower service revenues and gross profit from equipment sales. As a percentage of total fixed-line revenues, Adjusted EBITDA for the fixed line segment in Q1 2016 was 33%, compared with 32% in Q1 2015.

Operating profit for Q1 2016 was NIS 54 million (US$ 14 million), a decrease of 4% compared with operating profit of NIS 56 million in Q1 2015.

Finance costs, net in Q1 2016 were NIS 24 million (US$ 6 million), an increase of 33%, compared with NIS 18 million in Q1 2015. The increase was mainly due to a smaller decrease in the CPI (Consumer Price Index) level which resulted in lower gains from CPI linked debt, partially offset by higher gains from foreign exchange movements in Q1 2016.

Income taxes expenses for Q1 2016 were NIS 16 million (US$ 4 million), reflecting an effective tax rate of 53%, compared with NIS 13 million in Q1 2015. The tax rate was higher than the statutory corporate tax rate mainly due to nondeductible expenses, and due to a decrease in the Company's deferred income tax assets as a result of the decrease in the statutory corporate tax rate from 26.5% in 2015 to 25% from the beginning of 2016.

Profit in Q1 2016 totaled NIS 14 million (US$ 4 million), a decrease of 44% compared with NIS 25 million in Q1 2015. The change was primarily a result of the lower Adjusted EBITDA, as well as higher finance costs, net.

Based on the weighted average number of shares outstanding during Q1 2016, basic earnings per share or ADS, was NIS 0.09 (US$ 0.03), compared to NIS 0.16 in Q1 2015.

Cellular Segment Operational Review

At the end of the first quarter of 2016, the Company's cellular subscriber base (including mobile data and 012 Mobile subscribers) was approximately 2.69 million, including approximately 2.17 million Post-Paid subscribers or 81% of the base, and approximately 518 thousand Pre-Paid subscribers, or 19% of the subscriber base.

During the first quarter of 2016, the cellular subscriber base declined by approximately 26 thousand subscribers. The Post-Paid subscriber base increased by approximately 18 thousand subscribers, while the Pre-Paid subscriber base declined by approximately 44 thousand subscribers.

The quarterly churn rate for cellular subscribers in Q1 2016 was 11.2%, compared with 12.7% in Q1 2015 and 11.1% in Q4 2015, reflecting lower churn of Post-Paid subscribers and higher churn of Pre-Paid subscribers.

Total cellular market share (based on the number of subscribers) at the end of Q1 2016 was estimated to be approximately 26%, compared to 28% in Q1 2015.

The monthly Average Revenue per User (“ARPU”) for cellular subscribers in Q1 2016 was NIS 67 (US$ 18), a decrease of 3% from NIS 69 in Q1 2015 and unchanged from Q4 2015. The decrease in ARPU compared to Q1 2015 mainly reflected the continued price erosion due to the intense competition in the market, as described above, partially offset by the increase in revenues related to the network ROU Agreement.

Funding and Investing Review

In Q1 2016, cash flow generated from operating activities before interest payments, net of cash flow used for investing activities ("Free Cash Flow"), totaled NIS 114 million (US$ 30 million), an increase of 443% from NIS 21 million in Q1 2015, mainly reflecting the decrease in CAPEX payments (see below).

Cash generated from operations increased by 9% to NIS 162 million (US$ 42 million) in Q1 2016 from NIS 149 million in Q1 2015. Operating working capital increased by NIS 50 million in Q1 2016, compared with an increase of NIS 34 million in Q1 2015.

The level of cash capital expenditures in fixed assets (CAPEX payments) including intangible assets but excluding capitalized subscriber acquisition and retention costs, net, was NIS 47 million (US$ 12 million) in Q1 2016, a decrease of 63% from NIS 127 million in Q1 2015.

Net debt at the end of Q1 2016 amounted to NIS 2,079 million (US$ 552 million), compared with NIS 2,581 million at the end of Q1 2015, a decrease of NIS 502 million.

Business Developments

Notes buy-back plan

On May 22, 2016, the Company's Board of Directors resolved to adopt a buy-back plan of Series B, C and E Notes, which are traded on the Tel Aviv Stock Exchange ("TASE") ("the Plan" and "the Series B, C and E Notes", respectively), according to which the Company may, from time to time, repurchase its Series B, C and E Notes.

Under the Plan, the Company is authorized to repurchase its Series B, C and E Notes up to an aggregate amount of up to NIS 250 million in open market transactions on the TASE, in privately negotiated transactions or in a combination of the two, until May 21, 2017.

Insofar as any Series Notes are repurchased as part of the Plan, the price, timing and amounts of such repurchases will be subject to the consideration of management based on market conditions and other factors. Notes repurchased by the Company will be canceled and removed from trading.

The Board of Directors' resolution is not a commitment to purchase any Notes.

Conference Call Details

Partner will hold a conference call on Monday, May 23, 2016 at 10.00AM Eastern Time / 5.00PM Israel Time.
To join the call, please dial the following numbers (at least 10 minutes before the scheduled time):
International: +972.3.918.0609
North America toll-free: +1.888.281.1167
A live webcast of the call will also be available on Partner's Investors Relations website at: www.partner.co.il/en/Investors-Relations/lobby/
If you are unavailable to join live, the replay of the call will be available from May 23, 2016 until May 30, 2016, at the following numbers:
International: +972.3.925.5930
North America toll-free: +1.877.456.0009
In addition, the archived webcast of the call will be available on Partner's Investor Relations website at the above address for approximately three months.

Forward-Looking Statements

This press release includes forward-looking statements within the meaning of Section 27A of the US Securities Act of 1933, as amended, Section 21E of the US Securities Exchange Act of 1934, as amended, and the safe harbor provisions of the US Private Securities Litigation Reform Act of 1995. Words such as "estimate", “believe”, “anticipate”, “expect”, “intend”, “seek”, “will”, “plan”, “could”, “may”, “project”, “goal”, “target” and similar expressions often identify forward-looking statements but are not the only way we identify these statements. Specific statements have been made regarding (i) the Company's ability to invest in advanced technological infrastructure once regulatory certainty and equal enforcement on all players in the market have been established; and insofar as the Company's expectation will not be realized, this may have an adverse effect on the Company's business and results of operations; (ii) the unifying of the Company's operations under the Partner brand, the termination of use of the 012 Smile brand in 2017 and the potential future offerings to our customers;; and (iii) the expected financial consequences of the termination of the ROU Agreement and the application of the capital expenditures and operating costs sharing mechanism under the Network Sharing Agreement with HOT Mobile. In addition, all statements other than statements of historical fact included in this press release regarding our future performance are forward-looking statements.

We have based these forward-looking statements on our current knowledge and our present beliefs and expectations regarding possible future events. These forward-looking statements are subject to risks, uncertainties and assumptions, including , as regards in particular the statements identified above, (i) the current lack of visibility as to if or when the needed regulatory measures will be taken, (ii) any unanticipated technical or marketing difficulties which might arise in connection with the brand unification, and (iii) any unanticipated difficulties, which could prevent the capital expenditures and operating cost sharing mechanism from operating as planned. In addition, potential difficulties may arise from the the collective employment agreement signed in the first quarter of 2016 and its financial impact on the Company. Future results may differ materially from those anticipated herein. For further information regarding risks, uncertainties and assumptions about Partner, trends in the Israeli telecommunications industry in general, the impact of current global economic conditions and possible regulatory and legal developments, and other risks we face, see “Item 3. Key Information - 3D. Risk Factors”, “Item 4. Information on the Company”, “Item 5. Operating and Financial Review and Prospects”, “Item 8 Financial Information - 8A. Consolidated Financial Statements and Other Financial Information - 8A.1 Legal and Administrative Proceedings” and “Item 11. Quantitative and Qualitative Disclosures about Market Risk” in the Company’s Annual Reports on Form 20-F filed with the SEC, as well as its immediate reports on Form 6-K furnished to the SEC. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

The quarterly financial results presented in this press release are unaudited financial results.

The results were prepared in accordance with IFRS, other than Adjusted EBITDA and free cash flow, which are non-GAAP financial measures.

The financial information is presented in NIS millions (unless otherwise stated) and the figures presented are rounded accordingly.

The convenience translations of the New Israeli Shekel (NIS) figures into US Dollars were made at the rate of exchange prevailing at March 31, 2016: US $1.00 equals NIS 3.766. The translations were made purely for the convenience of the reader.

Use of Non-GAAP Financial Measures

‘Adjusted EBITDA’ represents earnings before interest (finance costs, net), taxes, depreciation, amortization (including amortization of intangible assets, deferred expenses-right of use, and amortization of share based compensation) and impairment charges, as a measure of operating profit. Adjusted EBITDA is not a financial measure under IFRS and may not be comparable to other similarly titled measures provided by other companies. Adjusted EBITDA may not be indicative of the Company’s historic operating results nor is it meant to be predictive of potential future results. Adjusted EBITDA is presented solely to enhance the understanding of our operating results. We use the term “Adjusted EBITDA” to highlight the fact that amortization includes amortization of deferred expenses – right of use and employee share-based compensation expenses, but Adjusted EBITDA is fully comparable to EBITDA information which has been previously provided by Partner for prior periods. Reconciliation between our net cash flow from operating activities and Adjusted EBITDA on a consolidated basis is presented in the attached summary financial results.

About Partner Communications

Partner Communications Company Ltd. is a leading Israeli provider of telecommunications services (cellular, fixed-line telephony and internet services) under the Partner brand and the 012 Smile brand. Partner’s ADSs are quoted on the NASDAQ Global Select Market™ and its shares are traded on the Tel Aviv Stock Exchange (NASDAQ and TASE: PTNR).

For more information about Partner, see: http://www.partner.co.il/en/Investors-Relations/lobby

Contacts:

Ziv Leitman Chief Financial Officer Tel: +972-54-781-4951	Liat Glazer Shaft Head of Investor Relations and Corporate Projects Tel: +972-54-781-5051 E-mail: investors@partner.co.il

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
INTERIM CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

	New Israeli Shekels		Convenience translation into U.S. Dollars
	March 31,	December 31,	March 31,
	2016	2015	2016
	(Unaudited)	(Audited)	(Unaudited)
	In millions
CURRENT ASSETS
Cash and cash equivalents	834	926	221
Trade receivables	1,103	1,057	293
Other receivables and prepaid expenses	44	47	12
Deferred expenses – right of use	31	33	8
Inventories	98	120	26
Income tax receivable		2
	2,110	2,185	560

NON CURRENT ASSETS
Trade Receivables	485	492	129
Deferred expenses – right of use	27	20	7
Property and equipment	1,350	1,414	358
Licenses and other intangible assets	907	956	241
Goodwill	407	407	108
Deferred income tax asset	36	49	10
Prepaid expenses and other	3	3	1
	3,215	3,341	854

TOTAL ASSETS	5,325	5,526	1,414

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
INTERIM CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

	New Israeli Shekels		Convenience translation into U.S. Dollars
	March 31,	December 31,	March 31,
	2016	2015	2016
	(Unaudited)	(Audited)	(Unaudited)
	In millions
CURRENT LIABILITIES
Current maturities of notes payable and borrowings	441	554	117
Trade payables	756	715	201
Payables in respect of employees	79	77	21
Other payables (mainly institutions)	37	45	9
Income tax payable	45	52	12
Deferred income with respect to settlement agreement with Orange	217	217	58
Other deferred revenues	16	28	4
Provisions	78	77	21
	1,669	1,765	443
NON CURRENT LIABILITIES
Notes payable	1,121	1,190	298
Borrowings from banks and others	1,351	1,357	359
Liability for employee rights upon retirement, net	32	34	8
Dismantling and restoring sites obligation	35	36	9
Deferred income with respect to settlement agreement with Orange	54	108	14
Other non-current liabilities	15	16	5
Deferred income tax liability	1		*
	2,609	2,741	693

TOTAL LIABILITIES	4,278	4,506	1,136

EQUITY
Share capital – ordinary shares of NIS 0.01 par value: authorized – December 31, 2015 and March 2016 – 235,000,000 shares; issued and outstanding -	2	2	1
December 31, 2015 – **156,087,456 shares
March 31, 2016 – **156,089,279 shares
Capital surplus	1,102	1,102	292
Accumulated retained earnings	294	267	78
Treasury shares, at cost December 31, 2015 – ***4,461,975 shares March 31, 2016 –*** 4,460,939 shares	(351)	(351)	(93)
TOTAL EQUITY	1,047	1,020	278
TOTAL LIABILITIES AND EQUITY	5,325	5,526	1,414

*	Representing an amount of less than 1 million.
**	Net of treasury shares.
***	Including shares held by trustee on under the Company's Equity Incentive Plan, such shares will become outstanding upon completion of vesting conditions.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
INTERIM CONDENSED CONSOLIDATED STATEMENTS OF INCOME

	New Israeli Shekels		Convenience translation into U.S. Dollars
	3 months ended March 31,
	2016	2015	2016
	(Unaudited)	(Unaudited)	(Unaudited)
	In millions (except per share data)
Revenues, net	977	1,054	259
Cost of revenues	797	869	211
Gross profit	180	185	48

Selling and marketing expenses	127	97	34
General and administrative expenses	67	45	18
Income with respect to settlement agreement with Orange	54		14
Other income, net	14	13	4
Operating profit	54	56	14
Finance income	13	24	4
Finance expenses	37	42	10
Finance costs, net	24	18	6
Profit before income tax	30	38	8
Income tax expenses	16	13	4
Profit for the period	14	25	4

Earnings per share
Basic	0.09	0.16	0.03
Diluted	0.09	0.16	0.03

Weighted average number of shares outstanding (in thousands)
Basic	156,089	156,077	156,089
Diluted	157,258	156,107	157,258

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
INTERIM CONDENSED CONSOLIDATED STATEMENTS
OF COMPREHENSIVE INCOME

	New Israeli Shekels		Convenience translation into U.S. Dollars
	3 months ended March 31,
	2016	2015	2016
	(Unaudited)	(Unaudited)	(Unaudited)
	In millions
Profit for the period	14	25	4
Other comprehensive income for the period, net of income taxes	-	-	-
TOTAL COMPREHENSIVE INCOME FOR THE PERIOD	14	25	4

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
SEGMENT INFORMATION

	New Israeli Shekels
	Three months ended March 31, 2016
	In millions (Unaudited)
	Cellular segment	Fixed-line segment	Elimination	Consolidated
Segment revenue - Services	539	171		710
Inter-segment revenue - Services	4	51	(55)
Segment revenue - Equipment	244	23		267
Total revenues	787	245	(55)	977

Segment cost of revenues - Services	436	150		586
Inter-segment cost of revenues- Services	50	5	(55)
Segment cost of revenues - Equipment	193	18		211
Cost of revenues	679	173	(55)	797
Gross profit	108	72		180

Operating expenses	164	30		194
Income with respect to settlement agreement with Orange	54			54
Other income, net	13	1		14
Operating profit	11	43		54
Adjustments to presentation of Adjusted EBITDA
–Depreciation and amortization (including impairment charges)	117	38		155
–Other (1)	14	(1)		13
Adjusted EBITDA (2)	142	80		222

Reconciliation of Adjusted EBITDA to profit before income tax
–Depreciation and amortization (including impairment charges)				155
– Finance costs, net				24
– Other (1)				13
Profit before income tax				30

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
SEGMENT INFORMATION

	New Israeli Shekels
	Three months ended March 31, 2015
	In millions (Unaudited)
	Cellular segment	Fixed-line segment	Elimination	Consolidated
Segment revenue - Services	573	186		759
Inter-segment revenue - Services	6	46	(52)
Segment revenue - Equipment	277	18		295
Total revenues	856	250	(52)	1,054

Segment cost of revenues - Services	470	163		633
Inter-segment cost of revenues - Services	46	6	(52)
Segment cost of revenues - Equipment	224	12		236
Cost of revenues	740	181	(52)	869
Gross profit	116	69		185

Operating expenses	114	28		142
Other income, net	12	1		13
Operating profit	14	42		56
Adjustments to presentation of Adjusted EBITDA
–Depreciation and amortization	129	37		166
–Other (1)	5	*		5
Adjusted EBITDA (2)	148	79		227

Reconciliation of Adjusted EBITDA to profit before income tax
- Depreciation and amortization				166
- Finance costs, net				18
- Other (1)				5
Profit before income tax				38

*	Representing an amount of less than 1 million.

(1)	Mainly amortization of employee share based compensation.
(2)
Adjusted EBITDA as reviewed by the CODM represents Earnings Before Interest (finance costs, net), Taxes, Depreciation and Amortization (including amortization of intangible assets, deferred expenses-right of use, amortization of share based compensation and impairment charges), as a measure of operating profit. Adjusted EBITDA is not a financial measure under IFRS and may not be comparable to other similarly titled measures for other companies. Adjusted EBITDA may not be indicative of the Group's historic operating results nor is it meant to be predictive of potential future results. The usage of the term "Adjusted EBITDA" is to highlight the fact that the Amortization includes amortization of deferred expenses – right of use and amortization of employee share based compensation and impairment charges; it is fully comparable to EBITDA information which has been previously provided for prior periods.

  PARTNER COMMUNICATIONS COMPANY LTD.
   (An Israeli Corporation)
   INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	New Israeli Shekels		Convenience translation into U.S. Dollars
	3 months ended March 31,
	2016	2015	2016
	(Unaudited)	(Unaudited)	(Unaudited)
	In millions
CASH FLOWS FROM OPERATING ACTIVITIES:
Cash generated from operations (Appendix)	169	167	44
Income tax paid	(7)	(18)	(2)
Net cash provided by operating activities	162	149	42

CASH FLOWS FROM INVESTING ACTIVITIES:
Acquisition of property and equipment	(32)	(87)	(8)
Acquisition of intangible assets	(16)	(41)	(4)
Interest received	*	1	*
Proceeds from (repayment of) derivative financial instruments, net	*	(1)	*
Net cash used in investing activities	(48)	(128)	(12)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from exercise of stock options granted to employees	*		*
Interest paid	(25)	(13)	(7)
Non-current borrowings received		475
Repayment of non-current borrowings	(4)	(177)	(1)
Repayment of notes payable	(177)		(47)
Net cash used in financing activities	(206)	285	(55)

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(92)	306	(25)

CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	926	663	246

CASH AND CASH EQUIVALENTS AT END OF PERIOD	834	969	221

* Representing an amount of less than 1 million.

PARTNER COMMUNICATIONS COMPANY LTD.
   (An Israeli Corporation)
INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

Appendix - Cash generated from operations and supplemental information

	New Israeli Shekels		Convenience translation into U.S. Dollars
	3 months ended March 31,
	2016	2015	2016
	(Unaudited)	(Unaudited)	(Unaudited)
	In millions

Cash generated from operations:
Profit for the period	14	25	4

Adjustments for:
Depreciation and amortization	148	157	39
Amortization of deferred expenses - Right of use	7	9	2
Amortization of employee share based compensation	13	4	3
Liability for employee rights upon retirement, net	(2)	*	(1)
Finance costs, net	(7)	(23)	(2)
Change in fair value of derivative financial instruments	*		*
Interest paid	25	13	7
Interest received	*	(1)	*
Deferred income taxes	14	(1)	4
Income tax paid	7	18	2
Changes in operating assets and liabilities:
Decrease (increase) in accounts receivable:
Trade	(39)	(51)	(10)
Other	3	(14)	1
Increase (decrease) in accounts payable and accruals:
Trade	55	(9)	14
Other payables	(9)	13	(3)
Provisions	1	(4)	*
Deferred income with respect to settlement agreement with Orange	(54)		(14)
Other deferred revenues	(12)	(7)	(4)
Increase in deferred expenses - Right of use	(12)	(7)	(3)
Current income tax liability	(5)	1	(1)
Decrease (increase) in inventories	22	44	6
Cash generated from operations	169	167	44

* Representing an amount of less than 1 million.

At March 31, 2016 and 2015, trade and other payables include NIS 113 million ($30 million) and NIS 136 million, respectively, in respect of acquisition of intangible assets and property and equipment; payments in respect thereof are presented in cash flows from investing activities.

These balances are recognized in the cash flow statements upon payment.

Key Financial and Operating Indicators (unaudited)*

NIS M unless otherwise stated	Q1' 14	Q2' 14	Q3' 14	Q4' 14	Q1' 15	Q2' 15	Q3' 15	Q4' 15	Q1' 16	2014	2015
Cellular Segment Service Revenues	680	667	658	613	579	581	587	550	543	2,618	2,297
Cellular Segment Equipment Revenues	220	218	218	282	277	271	234	269	244	938	1,051
Fixed-Line Segment Service Revenues	247	248	259	250	232	226	225	223	222	1,004	906
Fixed-Line Segment Equipment Revenues	7	7	22	18	18	16	12	22	23	54	68
Reconciliation for consolidation	(51)	(53)	(55)	(55)	(52)	(50)	(52)	(57)	(55)	(214)	(211)
Total Revenues	1,103	1,087	1,102	1,108	1,054	1,044	1,006	1,007	977	4,400	4,111
Gross Profit from Equipment Sales	45	58	64	61	59	67	52	61	56	228	239
Operating Profit (Loss)	99	118	110	73	56	67	32	(48)	54	400	107
Cellular Segment Adjusted EBITDA	199	211	191	161	148	160	137	152	142	762	597
Fixed-Line Segment Adjusted EBITDA	75	80	91	88	79	76	59	65	80	334	279
Total Adjusted EBITDA	274	291	282	249	227	236	196	217	222	1,096	876
Adjusted EBITDA Margin (%)	25%	27%	26%	22%	22%	23%	19%	22%	23%	25%	21%
OPEX	661	642	657	630	604	601	650	608	612	2,590	2,463
Impairment charges								98			98
Income with respect to settlement agreement with Orange							23	38	54		61
Finance costs, net	24	49	50	36	18	46	40	39	24	159	143
Profit (loss)	52	46	40	24	25	9	(9)	(65)	14	162	(40)
Capital Expenditures (cash)**	113	98	128	89	127	110	62	55	47	428	354
Capital Expenditures (additions)***	78	93	118	145	50	84	51	86	34	434	271
Free Cash Flow	145	192	112	71	21	24	291	230	114	520	566
Free Cash Flow After Interest	139	123	106	21	8	(28)	277	172	89	389	429
Net Debt	2,849	2,735	2,637	2,612	2,581	2,626	2,355	2,175	2,079	2,612	2,175
Cellular Subscriber Base (Thousands)	2,936	2,914	2,894	2,837	2,774	2,747	2,739	2,718	2,692	2,837	2,718
Post-Paid Subscriber Base (Thousands)	2,137	2,138	2,145	2,132	2,112	2,112	2,136	2,156	2,174	2,132	2,156
Pre-Paid Subscriber Base (Thousands)	799	776	749	705	662	635	603	562	518	705	562
Cellular ARPU (NIS)	77	76	76	71	69	70	71	67	67	75	69
Cellular Churn Rate (%)	11.6%	11.4%	12.0%	11.5%	12.7%	10.9%	10.8%	11.1%	11.2%	47%	46%
Number of Employees (FTE)	3,826	3,736	3,683	3,575	3,535	3,354	3,017	2,882	2,827	3,575	2,882

*	See first page for definitions.
**	Cash capital expenditures in property and equipment and intangible assets, excluding capitalized subscriber acquisition and retention cost, net.
***	Additions to property and equipment and intangible assets during the period.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Current Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Partner Communications Company Ltd.
By:	/s/ Ziv Leitman
Name:	Ziv Leitman
Title:	Chief Financial Officer

Dated: May 23, 2016